Exhibit 99.5

Press Release

UK: Total Announces a New Discovery in the North Sea

Paris, January 29, 2019 - Following Glendronach in September 2018, Total announces a new significant discovery in the North Sea offshore U.K., on the Glengorm prospect located in the Central Graben.

The well was drilled to a final depth of 5,056 meters and encountered 37 meters net gas and condensate pay in a high quality Upper Jurassic reservoir with excellent properties.

Recoverable resources are estimated close to 250 million barrels of oil equivalent. Further drilling and testing will be carried out to appraise resources and the productivity of the reservoir.

“Following the recent Glendronach discovery, West of Shetland in the U.K., Glengorm is another great success for Total in the North Sea, with results at the top end of expectations and a high condensate yield in addition to the gas,” stated Kevin McLachlan, Senior Vice President Exploration at Total. “Our strong position in the region will enable us to leverage existing infrastructures nearby and optimize the development of this discovery. Glengorm is an achievement that demonstrates our capacity to create value in a mature environment thanks to our in-depth understanding of the basin.”

The discovery is located on the P2215 license, which was previously part of the Maersk Oil portfolio, in water depth of about 80 meters, close to existing infrastructures operated by Total and offering tie-back possibilities, such as the Elgin-Franklin platform and the Culzean project, scheduled to start production this year. It also presents some upside potential with several other prospects already identified on the same block.

Total holds a 25% working interest in the Glengorm discovery, alongside CNOOC Petroleum Europe Limited, a wholly-owned subsidiary of CNOOC Limited (50%, operator) and Euroil, a wholly-owned subsidiary of Edison E&P SpA (25%).

Total Exploration & Production in the United Kingdom

Total has been present in the United Kingdom for more than 50 years and is one of the country’s leading oil and gas operators, with equity production of 179,000 boe/d in 2018. Total’s production in the United Kingdom comes principally from operated fields located offshore in three major zones, the Alwyn/Dunbar area in the Northern North Sea, the Elgin/Franklin area in the Central North Sea and the Laggan-Tormore hub in the West of Shetland area where the Glendronach discovery was made last year, and from recently acquired Maersk Oil assets.

Total also operates the Culzean gas field with a 49.99% working interest.

About Total

Total is a major energy player, which produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is safer, more affordable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

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Total contacts

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investor Relations: +44 (0)207 719 7962 l ir@total.com

Cautionary note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms “Total” and “Total Group” are sometimes used for convenience where general references are made to TOTAL S.A. and/or its subsidiaries. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.

Cautionary Note to U.S. Investors — The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to separately disclose proved, probable and possible reserves that a company has determined in accordance with the SEC rules. We  may use certain terms in this press release, such as resources, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 1-10888 available from us at TOTAL S.A. —  Tour Coupole — 2, place Jean Millier — Arche Nord Coupole/Regnault — 92078 Paris La Défense Cedex —  France, or at our website: www.total.com. You can also obtain this form from the SEC by calling 1-800-SEC-0330 or on the SEC’s website: www.sec.gov.

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